
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

June 5, 2018

Robert G. Miller
Chief Executive Officer
Albertsons Companies, Inc.
250 Parkcenter Blvd.
Boise, ID 83706

> **Re:** **Albertsons Companies, Inc.**
> **Form 10-K for the Fiscal Year Ended February 24, 2018**
> **Filed May 11, 2018**
> **File No. 333-205546**

Dear Mr. Miller:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Robert A. Gordon
     General Counsel

    Antonio L. Diaz-Albertini
    Schulte Roth & Zabel LLP